UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒          Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ____N/A____

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD
By:  /s/ Xianshou Li
Name: Xianshou Li
Title:   Chief Executive Officer

Date: June 30, 2009

Exhibit Index
Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

ReneSola Ltd Announces Notice of Annual General Meeting

JIASHAN, China, June 29, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers, today announced that on  June 26, 2009 it distributed to shareholders the notice of its annual general meeting (“AGM”). The AGM will be held at the offices of Latham & Watkins LLP, 49/F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai, People’s Republic of China at 10:00 a.m. (China Standard Time) on Friday, July 31, 2009.

Accompanying the notice of AGM is a proxy form, form of direction for completion by holders of depository interests, and a poll card for use at the AGM.

Copies of the notice of AGM, proxy form, form of direction, and poll card are available on ReneSola’s investor relations website at http://www.renesola.com .

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com ..

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel: +86-573-8477-3372
Email: julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-6284
Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel: +44-20-7601-6100
Email: tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com